UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 16, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR FEBRUARY 2022

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In February 2022, though the additional confirmed cases of novel coronavirus disease worldwide decreased as compared with January, currently Omicron variant had become a major epidemic strain across the world, where there was a rapid growth in additional cases in some peripheral countries and regions, causing increasing pressure on the policy of “prevention against imported cases” in our country. The 2022 Spring Festival travel rush was generally characterized by the “low total number of passenger traffic flow and passengers were mainly migrant workers and homeland visitors”. The number of passengers of Spring Festival travel rush who were traveling by air did not resume to the pre-epidemic level albeit its substantial growth as compared to 2021. The Company organized the works of prevention and control on epidemic, protection for transportation during the Beijing Winter Olympics and Spring Festival travel rush, so as to ensure strict defence for prevention and control on epidemic, while placing emphasis on the demands for passenger transportation covering the popular regions and routes, focusing on the market of homeland visitors, strengthening the input of transportation capacity for peak dates, and enhancing the service and protection on passenger transportation.

The Company’s passenger transportation capacity (measured by available seat-kilometres) increased by 42.45% year-on-year, among which, the passenger transportation capacity of its domestic and regional routes increased by 45.01% and 184.86% year-on-year, respectively, while the passenger transportation capacity of its international routes decreased by 40.73% year- on-year; passenger traffic volume (measured by revenue passenger-kilometres) increased by 48.45% year-on-year, among which, the passenger traffic volume of its domestic and regional routes increased by 48.90% and 286.70% year-on-year, respectively, while the passenger traffic volume of its international routes decreased by 10.47% year-on-year; and passenger load factor increased by 2.59 percentage points year-on-year to 64.14%, among which, the passenger load factor of its domestic, international and regional routes increased by 1.69, 16.10 and 15.77 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In February 2022, freight traffic volume (measured by revenue freight tonne-kilometres) increased by 1.66% year-on-year.

In February 2022, no new route was launched by the Company.

II.	FLEET STRUCTURE

In February 2022, the Company introduced one A350 aircraft. As of the end of February 2022, the Company operated a total of 752 aircraft, including 261 self-owned aircraft, 275 aircraft under finance lease and 216 aircraft under operating lease.

Details of the fleet structure were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Wide-body passenger aircraft	44	49	5	98
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	11	0	12
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	215	221	211	647
5	A320 series	113	148	97	358
6	B737 series	102	73	114	289

	Regional aircraft	2	5	0	7
7	ARJ series	2	5	0	7

	Total	261	275	216	752

Note: The six business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in February 2022	Amount completed in February 2021	Year-on- year increase	Total amount completed in February 2022	Total amount completed in February 2021	Year-on- year increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	12,567.14	8,822.24	42.45%	25,355.44	20,829.46	21.73%
— Domestic routes	12,285.50	8,472.28	45.01%	24,722.46	20,048.07	23.32%
— International routes	187.91	317.05	-40.73%	448.15	695.77	-35.59%
— Regional routes	93.72	32.90	184.86%	184.83	85.61	115.90%

RPK (revenue passenger-kilometres) (millions)	8,060.55	5,429.94	48.45%	15,238.13	12,578.70	21.14%
— Domestic routes	7,914.94	5,315.46	48.90%	14,915.18	12,304.29	21.22%
— International routes	89.50	99.97	-10.47%	210.82	235.11	-10.33%
— Regional routes	56.11	14.51	286.70%	112.13	39.31	185.25%

Number of passengers carried (thousands)	5,603.48	3,882.02	44.34%	10,627.08	9,020.21	17.81%
— Domestic routes	5,551.10	3,856.98	43.92%	10,518.71	8,955.25	17.46%
— International routes	14.69	15.01	-2.13%	33.13	37.64	-11.98%
— Regional routes	37.69	10.03	275.77%	75.23	27.32	175.37%

Passenger load factor (%)	64.14	61.55	2.59pts	60.10	60.39	-0.29pts
— Domestic routes	64.43	62.74	1.69pts	60.33	61.37	-1.04pts
— International routes	47.63	31.53	16.10pts	47.04	33.79	13.25pts
— Regional routes	59.87	44.10	15.77pts	60.67	45.91	14.76pts

Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	713.94	660.31	8.12%	1,494.60	1,409.58	6.03%
— Domestic routes	225.00	181.82	23.75%	463.41	430.62	7.61%
— International routes	483.80	473.84	2.10%	1,020.82	971.23	5.11%
— Regional routes	5.14	4.65	10.54%	10.37	7.72	34.33%

	Amount completed in February 2022	Amount completed in February 2021	Year-on- year increase	Total amount completed in February 2022	Total amount completed in February 2021	Year-on- year increase
RFTK (revenue freight tonne-kilometres) (millions)	229.91	226.15	1.66%	523.52	487.64	7.36%
— Domestic routes	50.38	50.03	0.70%	133.29	125.89	5.88%
— International routes	178.54	175.18	1.92%	388.02	360.03	7.77%
— Regional routes	0.99	0.94	5.32%	2.21	1.72	28.49%

Weight of freight carried (million kg)	58.75	56.35	4.26%	144.08	131.66	9.43%
— Domestic routes	33.47	33.88	-1.21%	88.76	86.01	3.20%
— International routes	24.33	21.53	13.01%	53.17	43.93	21.03%
— Regional routes	0.96	0.94	2.13%	2.15	1.72	25.00%

Freight load factor (%)	32.20	34.25	-2.05pts	35.03	34.59	0.44pts
— Domestic routes	22.39	27.51	-5.12pts	28.76	29.23	-0.47pts
— International routes	36.90	36.97	-0.07pts	38.01	37.07	0.94pts
— Regional routes	19.33	20.14	-0.81pts	21.31	22.31	-1.00pts

Consolidated Data ATK (available tonne-kilometres) (millions)	1,844.98	1,454.31	26.86%	3,776.59	3,284.23	14.99%
— Domestic routes	1,330.69	944.32	40.92%	2,688.43	2,234.95	20.29%
— International routes	500.71	502.38	-0.33%	1,061.16	1,033.85	2.64%
— Regional routes	13.58	7.61	78.45%	27.00	15.43	74.98%

RTK (revenue tonne-kilometres) (millions)	941.92	707.04	33.22%	1,869.92	1,605.55	16.47%
— Domestic routes	749.56	520.75	43.94%	1,451.34	1,219.39	19.02%
— International routes	186.43	184.08	1.28%	406.52	380.96	6.71%
— Regional routes	5.93	2.22	167.12%	12.06	5.20	131.92%

Overall load factor (%)	51.05	48.62	2.43pts	49.51	48.89	0.62pts
— Domestic routes	56.33	55.14	1.19pts	53.98	54.56	-0.58pts
— International routes	37.23	36.64	0.59pts	38.31	36.85	1.46pts
— Regional routes	43.70	29.15	14.55pts	44.65	33.73	10.92pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the air transportation business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 March 2022

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).